                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (FINAL STATEMENT)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           NEW DIMENSION SOFTWARE LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               BMC SOFTWARE, INC.
--------------------------------------------------------------------------------
                                    (Bidder)

                       Ordinary Shares, NIS 0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M74295102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                M. Brinkley Morse
                               2101 CityWest Blvd.
                            Houston, Texas 77042-2827
                                 (713) 918-8800
                              Senior Vice President
                               BMC Software, Inc.


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidders)

                                    Copy to:
                                 John S. Watson
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                                   1001 Fannin
                            Houston, Texas 77002-6760
                                 (713) 758-2222
--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
    ----------------------                         ----------------------

       $693,504,157.50                                    $138,701

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 12,258,898 outstanding ordinary shares, NIS 0.01 per share (the "Shares"), of New Dimension Software Ltd., an Israeli corporation, and of 950,705 Shares, which may be issued upon the exercise of outstanding options to purchase such Shares, in each case, at a per Share purchase price of $52.50. Such number of Shares represents all of the Shares outstanding as of March 10, 1999, plus Shares which may be issued upon the exercise of outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by BMC Software, Inc. for such number of
Shares.:

[X] Check box if any part of the fee is offset as provided by Rule0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:      $138,701                 Form or Registration No.:     Schedule 14D-1
 Filing Party:                BMC Software, Inc.       Date Filed:                   March 11, 1999

--------------------------------------------------------------------------------
    1            NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 BMC Software, Inc.

--------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)    [ ]
                                                                      (b)    [X]

--------------------------------------------------------------------------------
    3            SEC USE ONLY


--------------------------------------------------------------------------------
    4            SOURCE OF FUNDS*

                 WC and BK

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(a) or 2(b)

                                                                             [ ]

--------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

--------------------------------------------------------------------------------
    7            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 11,725,337

--------------------------------------------------------------------------------
    8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                 Shares*

                                                                             [ ]

--------------------------------------------------------------------------------
    9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                 95.2%
--------------------------------------------------------------------------------
   10            TYPE OF REPORTING PERSON*

                 CO

--------------------------------------------------------------------------------

                                  TENDER OFFER

         This Amendment No. 1. to Tender Offer Statement on Schedule 14D-1 and Amendment No. 1. to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on March 11, 1999 and March 17, 1999, respectively, by BMC Software, Inc., a Delaware corporation ("Purchaser"), relating to the tender offer by Purchaser to purchase all outstanding ordinary shares, par value NIS 0.01 per share (the "Shares"), of New Dimension Software Ltd., an Israeli corporation (the "Company"), at a purchase price of $52.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. Purchaser hereby amends and supplements the Schedule 14D-1 and Schedule 13D as follows:

     ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:00 midnight, New York City time, on Thursday, April 8, 1999. Based on information provided by the Depositary, BankBoston, N.A., approximately 11,725,337 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including 232,420 Shares which were tendered pursuant to guaranteed delivery procedures. On April 9, 1999, Purchaser accepted for payment all tendered Shares at the Offer Price of $52.50 per Share. As a result, Purchaser may be deemed to beneficially own 11,725,337 of the outstanding Shares of the Company, or approximately 95.2% of the issued and outstanding Shares.


     ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

         By executing the Letter of Transmittal, each tendering shareholder of the Company has appointed designees of Purchaser as such shareholder's proxies with respect to the tendered Shares. All such proxies became effective as of Purchaser's acceptance of payment of the Shares tendered in response to the Offer. Such proxies are irrevocable and coupled with an interest in the tendered Shares.

     ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Purchaser on April 9, 1999, a copy of which is filed as Exhibit (a)(11) hereto.

     ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(11)  Text of Press Release of Purchaser dated April 9, 1999.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 9, 1999


                                        BMC SOFTWARE, INC.


                                        By:      /s/ M. Brinkley Morse
                                                 -------------------------
                                        Name:    M. Brinkley Morse
                                        Title:   Senior Vice President

                                  EXHIBIT INDEX

Exhibit No.           Description
-----------           -----------
(a)(11)               Text of Press Release of Purchaser dated April 9, 1999.